SHAWCORE DEVELOPMENT CORP.

September 10, 2010

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Attn: Mr. Hagen Ganem
Division of Corporate Finance
Mail Stop 4631
100 F. Street NE
Washington, D.C. 20549-7010

Re: Shawcore Development Corp.
    Registration Statement on Form S-1
    File No. 333-162461

Dear Mr. Ganem:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Shawcore Development Corp (the "Company") hereby requests acceleration of the effective date of its Registration Statement on Form S-1/A to 12:00 AM EST Eastern Standard Time on September 14, 2010, or as soon thereafter as is practicable.

The Company acknowledges the following:

     * Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     * The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     * The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance.  Please call with any questions.

Shawcore Developement


By: /s/ Gary Burkinshaw
   --------------------------------
   Gary Burkinshaw
   Chief Executive Officer



                               329 Manchester Road
                       Deepcar, Sheffield England, S36 2RB